# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KE Holdings Inc., CIK 0001809587
CUSIP: 482497104
Title of class of securities: Class A Ordinary Shares, par value US$0.00002 per share
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Date of event which requires filing of this statement: 09/30/2025
Amends the filing with accession number 0001193125-20-227782
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), HKG, 852 3148 5100

## Reporting persons
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 295,185,491; shared voting power 0; sole dispositive power 295,185,491; shared dispositive power 0; aggregate amount beneficially owned 295,185,491 (8.7% of the class)
- Tencent Mobility Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 245,499,801; shared voting power 0; sole dispositive power 245,499,801; shared dispositive power 0; aggregate amount beneficially owned 245,499,801 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.00002 per share
Name of issuer: KE Holdings Inc.
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 20, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A ordinary shares, par value US$0.00002 per share (the "Class A Ordinary Shares"), and American depositary shares, each representing three Class A Ordinary Shares ("ADSs"), of KE Holdings Inc., a limited liability company organized and existing under the laws of the Cayman Islands (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Schedule A (attached as Exhibit 99.A) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached in Exhibit 99.A as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the "Related Persons"), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address: Please see Item 2(a) above.
Present principal occupation or employment: Please see Item 2(a) above.
Criminal convictions in the last five years: Please see Item 2(a) above.
Civil proceedings (securities laws) in the last five years: Please see Item 2(a) above.
Citizenship: Please see Item 2(a) above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule D is hereby amended and supplemented by adding the following before the sub-title named "General" in this Item:

On February 10, 2025, Parallel Stellar surrendered 2 Class A Ordinary Shares of the Issuer.

On September 30, 2025, Sunshine Peak, TPP I SPV and TPP II SPV, entities controlled by Tencent Plus Partners ("TPP"), executed a distribution plan of Class A Ordinary Shares they held through on-market transactions in the amount of 13,323,284 ADSs representing 39,969,852 Class A Ordinary Shares of the Issuer, and distributing the proceeds to their limited partners. TPP is under Tencent and facilitates collaboration with external capital partners by investing with Tencent. Tencent's interest (excluding TPP) in BEKE remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a) - (b)

Items 7 through 11 and 13 of each of the cover page of the Schedule 13D for the Reporting Persons are incorporated herein by reference. As of the date hereof:

Tencent Mobility may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 245,499,801 Class A Ordinary Shares held of record by Tencent Mobility, representing 7.2% of the total issued and outstanding Class A Ordinary Shares;

TPP I GP may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 516,195 Class A Ordinary Shares represented by 172,065 ADSs held of record by TPP I GP, representing 0.02% of the total issued and outstanding Class A Ordinary Shares;

Morespark may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 49,169,495 Class A Ordinary Shares held of record by Morespark, representing 1.4% of the total issued and outstanding Class A Ordinary Shares; and

Tencent is the parent company of Tencent Mobility, TPP I GP and Morespark.

As such, Tencent may deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of an aggregate of 295,185,491 Class A Ordinary Shares held of record by Tencent Mobility, TPP I GP and Morespark, representing 8.7% of the total issued and outstanding Class A Ordinary Shares.

The beneficial ownership percentage above is calculated based on 3,403,080,518 Class A Ordinary Shares of the Issuer issued and outstanding as of September 25, 2025, as disclosed in the current report on Form 6-K furnished to the United States Securities and Exchange Commission (the "SEC") by the Issuer on September 29, 2025.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in the Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.A: Schedule A

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng, Director (09/30/2025)
- Tencent Mobility Ltd: /s/ Pu Hai Tao, Pu Hai Tao, Director (09/30/2025)